Mail Stop 4561

January 16, 2008

Mr. Robert J. Keller
President and Chief Executive Officer
APAC Customer Services, Inc.
Six Parkway North
Deerfield, IL 60015

  Re: APAC Customer Services, Inc.
    Form 10-K for Fiscal Year Ended December 31, 2006
    Filed March 16, 2007
    File No. 000-26786

Dear Mr. Keller:

  We have reviewed your letter dated December 14, 2007 and have the following comment.

Form 10-K for the Fiscal Year Ended December 31, 2006

Item 1. Description of Business

Major Clients, page 7

1. We note your response to comment 1 of our letter dated November 30, 2007. The statement in your response that your business is not substantially dependent on any one client appears to contradict the risk factor disclosure on page 14 of your Form 10-K, which indicates that the loss of one or more of your significant clients could have a material adverse effect on your business. Please file your agreements with Wellpoint, Verizon Wireless and United Parcel or provide your analysis as to why you are not substantially dependent upon these agreements.

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  Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing, you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your responses to our comment and provide any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comment.

If you have any questions regarding these comments, you may contact Matthew Crispino at (202) 551-3456 or Jay Ingram at (202) 551-3397. If you need further assistance, you may contact me at (202) 551-3735.

Sincerely,

Barbara C. Jacobs
Assistant Director

cc: Via Facsimile (847) 236-5453
        Pamela R. Schneider
        Senior Vice-President and General Counsel
        Telephone: (847) 236-5452